UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Sept 2018

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated September 18, 2018: Globus Maritime Announces RESULTS OF annual meeting of shareholders

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-217282) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2017, AS AMENDED MAY 17, 2017 AND DECLARED EFFECTIVE MAY 30, 2017; AND (B) ON FORM F-3 (FILE NO. 333-222580) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 2018 AND DECLARED EFFECTIVE FEBRUARY 8, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2018

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, CEO & CFO